PAGE 1

                                          UNITED STATES

                               SECURITIES AND EXCHANGE COMMISSION

                                     WASHINGTON, D.C.  20549


                                            FORM 11-K


           [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                                               OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934


                          For the fiscal year ended September 30, 1996


                                  Commission file number 1-8022



                            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                                         CSX CORPORATION
                                    AND AFFILIATED COMPANIES



                                         CSX CORPORATION
                                     A Virginia Corporation
                          IRS Employer Identification Number 62-1051971
                                        One James Center
                                      901 East Cary Street
                                    Richmond, Virginia 23219
                                    Telephone (804) 782-1400















                                              - 1 -



           PAGE 2




             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         INDEX TO FINANCIAL STATEMENTS


Audited Financial Statements                                       Page No.

       Report of Independent Auditors                                  3

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1996                                          4

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1995                                          5

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1996               6

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1995               7

       Notes to Financial Statements                                   8-13

Supplemental Schedules

       Schedule of Assets Held for Investment Purposes -
         September 30, 1996                                            15-16

       Schedule of Reportable Transactions                             17

Signature                                                              18





















                                              - 2 -



           PAGE 3

                                 Report of Independent Auditors



The Pension Committee
Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated
    Companies
CSX Corporation
Richmond, Virginia


We have audited the accompanying statements of net assets available for plan benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the "Plan") as of September 30, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1996 and 1995, and the changes in its net assets available for plan benefits for the fiscal years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of September 30, 1996 and reportable transactions for the fiscal year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           /s/ ERNST & YOUNG LLP
                                           ---------------------
                                           Ernst & Young LLP
Jacksonville, Florida
March 24, 1997

             PAGE 4

                         TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                         AND AFFILIATED COMPANIES
                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                            SEPTEMBER 30, 1996
                                          (Dollars in Thousands)

                                                                                  Non-
                                                                               Participant
                                     Participant Directed                       Directed
                  --------------------------------------------------------------------- ----------- ----------------
                 Stable     Income    S&P 500          Aggressive Int'l    CSX     CSX
                Interest      and      Index    Growth   Growth  Equity   Stock   Stock    Loan
                  Fund    Growth Fund  Fund       Fund    Fund    Fund    Fund    Fund     Fund    Total
                  --------------------------------------------------------------------- ----------- ----------------

ASSETS
 Investments
  Guaranteed
   Investment
   Contracts    $175,887  $    ---   $   ---  $    ---  $   ---  $  ---  $  ---  $  ---  $  --- $175,887
  Mutual Funds       ---    80,259    60,631    49,325   24,985  16,528     ---     ---     ---  231,728
  Common Stock of
   CSX Corporation   ---       ---       ---       ---      ---     ---  38,125 184,359     ---  222,484
  Collective
   Trust Fund     11,613       ---       ---       ---      ---     ---     ---     ---     ---   11,613
  Loans to
   Participants      ---       ---       ---       ---      ---     ---     ---     ---  27,284   27,284
  Cash and Cash
   Equivalents     4,449       ---       ---       ---      ---     ---      83     400     ---    4,932
                --------   -------   -------   -------  ------- ------- --------------- ------- --------

                 191,949    80,259    60,631    49,325   24,985  16,528  38,208 184,759  27,284  673,928
  Contributions
   Receivable        726       452       445       314      237     134     317     891     ---    3,516
                --------   -------   -------   -------  ------- ------- ------- ------- ------- --------

TOTAL ASSETS     192,675    80,711    61,076    49,639   25,222  16,662  38,525 185,650  27,284  677,444

LIABILITIES
 Accrued Expenses     53       157       118        96       49      33      12      59     ---      577
                --------   -------   -------   -------  ------- ------- --------------- ------- --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS  $192,622   $80,554   $60,958   $49,543  $25,173 $16,629 $38,513$185,591 $27,284 $676,867
                ========   =======   =======   =======  ======= ======= =============== ======= ========

See Notes to Financial Statements.

             PAGE 5

                         TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                         AND AFFILIATED COMPANIES
                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                            SEPTEMBER 30, 1995
                                          (Dollars in Thousands)

                                                                                  Non-
                                                                               Participant
                                     Participant Directed                       Directed
                  --------------------------------------------------------------------- ----------- ----------------
                 Stable     Income    S&P 500          Aggressive Int'l    CSX     CSX
                Interest      and      Index    Growth   Growth  Equity   Stock   Stock    Loan
                  Fund    Growth Fund  Fund       Fund    Fund    Fund    Fund    Fund     Fund    Total
                  --------------------------------------------------------------------- ----------- ----------------

ASSETS
 Investments
  Guaranteed
   Investment
   Contracts    $184,708   $   ---   $   ---   $   ---  $   --- $   --- $   ---$    --- $   --- $184,708
  Mutual Funds       ---    62,968    39,079    46,549   17,043   9,954     ---     ---     ---  175,593
  Common Stock of
   CSX Corporation   ---       ---       ---       ---      ---     ---  20,950 150,184     ---  171,134
  Collective
   Trust Fund      1,260       ---       ---       ---      ---     ---     ---     ---     ---    1,260
  Loans to
   Participants      ---       ---       ---       ---      ---     ---     ---     ---  27,782   27,782
  Cash and Cash
   Equivalents    12,658       471       373       393      194     121     334   2,355     ---   16,899
                --------   -------   -------   -------  ------- ------- --------------- ------- --------

TOTAL ASSETS     198,626    63,439    39,452    46,942   17,237  10,075  21,284 152,539  27,782  577,376

LIABILITIES
 Accrued Expenses     68        24        15        18        7       4       8      52     ---      196
                --------   -------   -------   -------  ------- ------- --------------- ------- --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS  $198,558   $63,415   $39,437   $46,924  $17,230 $10,071 $21,276$152,487 $27,782 $577,180
                ========   =======   =======   =======  ======= ======= =============== ======= ========

See Notes to Financial Statements.

             PAGE 6

                         TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                         AND AFFILIATED COMPANIES
                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                   FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                          (Dollars in Thousands)

                                                                                  Non-
                                                                               Participant
                                     Participant Directed                       Directed
                  --------------------------------------------------------------------- ----------- ----------------
                  Stable     Income   S&P 500          Aggressive Int'l    CSX     CSX
                 Interest      and     Index   Growth    Growth  Equity   Stock   Stock    Loan
                   Fund    Growth Fund Fund      Fund     Fund    Fund    Fund    Fund     Fund    Total
                  --------------------------------------------------------------------- ----------- ----------------

ADDITIONS
 Investment Income:
  Dividends and
   Interest      $  12,332  $ 2,802  $   992  $   300  $   ---   $   38  $  744 $ 3,841  $2,034 $ 23,083
 Employer
  Contributions        ---      ---      ---      ---      ---      ---     ---  10,902     ---   10,902
 Participant
  Contributions     11,180    6,216    5,974    4,615    3,300    1,874   4,500     ---     ---   37,659
 Net Realized and
  Unrealized
  Appreciation in
  Fair Value of
  Investments          356    8,902    7,895    5,473    2,585    1,555   6,696  30,465     ---   63,927
                  --------  -------  -------  -------  -------  ------- --------------- ------- --------
                    23,868   17,920   14,861   10,388    5,885    3,467  11,940  45,208   2,034  135,571

DEDUCTIONS
 Distributions to
  Participants      16,894    2,817    1,997    1,997      739      533   1,300   7,753   1,490   35,520
 Fees and Expenses     107       42       32       23       22       17      22      99     ---      364
                  --------  -------  -------  -------  -------  ------- --------------- ------- --------
                    17,001    2,859    2,029    2,020      761      550   1,322   7,852   1,490   35,884


INTERFUND TRANSFERS(12,803)   2,078    8,689   (5,749)   2,819    3,641   6,619  (4,252) (1,042)     ---
                  --------  -------  -------  -------  -------  ------- --------------- ------- --------

NET INCREASE
 (DECREASE) IN NET
 ASSETS             (5,936)  17,139   21,521    2,619    7,943    6,558  17,237  33,104    (498)  99,687

Net Assets Available
 for Plan Benefits
 at Beginning of Year198,558 63,415   39,437   46,924   17,230   10,071  21,276 152,487  27,782  577,180
                  --------  -------  -------  -------  -------  ------- --------------- ------- --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS
 AT END OF YEAR   $192,622  $80,554  $60,958  $49,543  $25,173  $16,629 $38,513$185,591 $27,284 $676,867
                  ========  =======  =======  =======  =======  ======= =============== ======= ========

See Notes to Financial Statements.

             PAGE 7

                         TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                         AND AFFILIATED COMPANIES
                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                   FISCAL YEAR ENDED SEPTEMBER 30, 1995
                                          (Dollars in Thousands)

                                                                                  Non-
                                                                               Participant
                                     Participant Directed                       Directed
                  --------------------------------------------------------------------- ----------- ----------------
                  Stable     Income   S&P 500          Aggressive Int'l    CSX     CSX
                 Interest      and     Index   Growth    Growth  Equity   Stock   Stock    Loan
                   Fund    Growth Fund Fund      Fund     Fund    Fund    Fund    Fund     Fund    Total
                  --------------------------------------------------------------------- ----------- ----------------

ADDITIONS
 Investment Income:
  Dividends and
   Interest       $ 13,005  $ 1,685   $   666 $   300  $     1  $   --- $   468 $ 3,161 $ 1,868 $ 21,154
 Employer
  Contributions        ---      ---      ---      ---      ---      ---     ---  10,963     ---   10,963
 Participant
  Contributions     13,684    5,677    4,131    4,913    1,584    1,864   2,973     ---     ---   34,826
 Net Realized and
  Unrealized
  Appreciation in
  Fair Value of
  Investments          222    9,403    6,956    7,155    3,833      947   4,441  27,686     ---   60,643
                  --------  -------  -------  -------  -------  ------- --------------- ------- --------
                    26,911   16,765   11,753   12,368    5,418    2,811   7,882  41,810   1,868  127,586
DEDUCTIONS
 Distributions to
  Participants      10,487    2,046      884    1,429      202      312   1,044   4,854   1,113   22,371
 Fees and Expenses     221       61       35       45       19       18      22     152     ---      573
                  --------  -------  -------  -------  -------  ------- --------------- ------- --------
                    10,708    2,107      919    1,474      221      330   1,066   5,006   1,113   22,944


INTERFUND TRANSFERS    625   (2,631)   7,159   (4,431)   8,510   (3,790) (1,162) (2,713) (1,567)     ---
                  --------  -------  -------  -------  -------  ------- --------------- ------- --------

NET INCREASE
 (DECREASE) IN NET
 ASSETS             16,828   12,027   17,993    6,463   13,707   (1,309)  5,654  34,091    (812) 104,642

Net Assets Available
 for Plan Benefits
 at Beginning of Year181,730 51,388   21,444   40,461    3,523   11,380  15,622 118,396  28,594  472,538
                  --------  -------  -------  -------  -------  ------- --------------- ------- --------

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS
 AT END OF YEAR   $198,558  $63,415  $39,437  $46,924  $17,230  $10,071 $21,276$152,487 $27,782 $577,180
                  ========  =======  =======  =======  =======  ======= =============== ======= ========

See Notes to Financial Statements.

           PAGE 8

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996
                             (Dollars in Thousands)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies ("the Plan") are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

Investments in guaranteed investment contracts are reported at cost plus accrued income, which is contract value. Contract value approximates fair value. At September 30, 1996 and September 30, 1995, interest rates on guaranteed investment contracts of the Stable Interest Fund ranged from 3.00% to 8.35% and 3.00% to 9.34%, respectively. The average yield on the Plan's investments in the Stable Interest Fund for the years ended September 30, 1996 and September 30, 1995 was 6.21% and 6.86%, respectively. Investments in mutual funds and CSX Corporation ("CSX") common stock are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year. Investments in collective trust fund participation units are carried at cost plus accrued interest, which approximates contract value. Investments in loans to participants are carried at their outstanding principal balances, which approximates fair value. Such loans bear interest at the prime rate in effect at the beginning of the quarter in which each loan originated.

On October 1, 1995, the Plan adopted the provisions of Statement of Position 94-4 (SOP 94-4), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report fully-benefit responsive investment contracts at contract value and non-benefit responsive contracts at fair value. Benefit responsiveness is defined as the extent to which a contract's terms and the Plan permit or require participant-initiated withdrawals at contract value. The Plan's contracts, included in the Stable Interest Fund, are fully-benefit responsive. Accordingly, net assets available for benefits is not affected by this accounting change.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and other additions to or deductions from net assets. Actual results may differ from those estimates.

NOTE 2--DESCRIPTION OF THE PLAN

A complete description of Plan provisions, including those relating to contributions, vesting, withdrawals, loans and distributions, is contained in the Summary Plan Description and the Plan document. The prospectus relating to the Plan, which includes the Summary Plan Description, was filed with the Securities and Exchange Commission. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.
                                              - 8 -



           PAGE 9

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS,CONTINUED
                            (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Plan participation is voluntary and is limited to full-time salaried employees and certain non-union hourly employees of CSX Corporation and adopting affiliated companies (the "Employer").

Investment Alternatives: Participant contributions may be invested in one or more of the following investment funds: (1) the Stable Interest Fund, consisting primarily of guaranteed investment contracts issued by highly-rated insurance companies; (2) the Income and Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for a combination of income and capital growth potential; (3) the S&P 500 Index Fund, consisting of a mutual fund that invests in common and capital stocks selected primarily to duplicate the performance of the stock market as a whole; (4) the Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for capital growth potential; (5) the Aggressive Growth Fund, consisting of a mutual fund that invests in the common stocks of small to medium-sized companies selected primarily for capital growth over time; (6) the International Equity Fund, consisting of a mutual fund that invests in the stocks of companies located outside the United States selected primarily to achieve long-term growth by participating in the growth of foreign economies; and (7) the CSX Stock Fund, consisting of investments in CSX Corporation common stock.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: A participant may contribute from 1% to 15% of his or her base compensation, in 1% multiples, to the Plan (the "basic contributions"). In addition, the Plan permits participants to contribute up to 20% of any incentive compensation to the Plan. All participant contributions may be made on a before- or after-tax basis within the limits imposed by the IRC and may be invested in any combination of the seven investment alternatives. Investment direction, including amounts contributed to the Plan may be revised by participants as often as twelve times per calendar year; effective January 1, 1996, participants may redirect account balances within investment options under the Plan without limitation.

Subject to certain limitations, a participant may also reinvest distributions received from another qualified plan into the Plan.

Employer Contributions: The Employer matches a participant's basic contributions in an amount equal to the lesser of 50% of those contributions or 3% of his or her base compensation. Employer matching contributions are

                                              - 9 -



           PAGE 10

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS,CONTINUED
                            (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

made in the form of cash deposits to the CSX Stock Fund, which are reported in the non-participant directed portion of the CSX Stock Fund in the accompanying financial statements. A participant's incentive compensation contributions are not matched. Profit-sharing contributions may also be made at the discretion of the Board of Directors of CSX. Participants of the Plan who have attained age 55 may reallocate their interest in the CSX Stock Fund, in multiples of 10%, to other investment alternatives offered under the Plan.

Vesting, Withdrawals, Loans and Distributions: Participants are immediately vested in all contributions made to their accounts plus investment earnings thereon. Withdrawals, loans and distributions are controlled in accordance with the provisions of the Plan.

Participant Accounts: Each participant's account is credited or charged with the participant's contributions, the employer's contributions, and an allocation of the Plan's earnings, losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination, the total amount in each participant's account will be distributed to the participant or continue to be held in trust for his or her benefit.

Administrative Expenses: The administrative expenses of the Plan are paid by CSX or from Plan funds as the Plan Administrative Committee from time to time directs. CSX paid a portion of the administrative expenses of the Plan in fiscal years 1996 and 1995.

NOTE 3--INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Guaranteed Investment Contracts: Substantially all of the assets held in the Stable Interest Fund are invested in guaranteed investment contracts issued by various insurance companies. These contracts contain provisions which may impose penalties for withdrawals prior to the scheduled maturity dates. In addition, this Fund invests in the American Express Trust Collective Income Fund, a collective trust fund which invests primarily in guaranteed investment contracts issued by insurance companies. The collective trust fund is managed by American Express Financial Services. At September 30, 1996 and 1995, there were no individual investment contracts that represented 5% or more of the Plan's net assets available for plan benefits.


                                             - 10 -



           PAGE 11

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED
                            (Dollars in Thousands)

NOTE 3--INVESTMENTS--Continued

Mutual Funds: Substantially all of the assets held in the Income and Growth Fund at September 30, 1996 and 1995, are invested in the Fidelity
Equity-Income Fund, a mutual fund managed by Fidelity Management & Research Company.

Substantially all of the assets held in the S&P 500 Index Fund at September 30, 1996 and 1995, are invested in the Vanguard Index Trust-500 Portfolio, a mutual fund managed by the Vanguard Group.

Substantially all of the assets held in the Growth Fund at September 30, 1996 and 1995, are invested in the Twentieth Century Select Investors Fund, a mutual fund managed by Twentieth Century Investors, Inc.

Substantially all of the assets held in the Aggressive Growth Fund at September 30, 1996 and 1995, are invested in the Twentieth Century Vista Fund, a mutual fund managed by Twentieth Century Investors, Inc.

Substantially all of the assets held in the International Equity Fund at September 30, 1996 and 1995, are invested in the Morgan Stanley International Equity Fund, a mutual fund managed by Morgan Stanley.

CSX Stock Fund: Substantially all of the assets held in this fund at September 30, 1996 and 1995, are invested in CSX common stock.

Loan Fund: Substantially all of the assets held in this fund at September 30, 1996 and 1995, consist of loans made to Plan participants from their accounts.

NOTE 4--STOCK SPLIT

On October 11, 1995, CSX's board of directors declared a 2-for-1 common stock split distributed on December 21, 1995, to shareholders of record at the close of business on December 4, 1995.

NOTE 5--INCOME TAX STATUS

The Internal Revenue Service ruled March 15, 1996, that the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and, therefore is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. No provision for income taxes has been included in the Plan's financial statements.

The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's continued qualified status.



                                             - 11 -



           PAGE 12

               TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                     AND AFFILIATED COMPANIES
                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                     (Dollars in Thousands)

NOTE 6--RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services which are considered ordinary and customary expenses of the Plan. During fiscal 1996 and 1995, the Plan reimbursed CSX and subsidiaries approximately $92 and $91, respectively, for those services. During fiscal 1996 and 1995, the Plan received $4,515 and $3,574, respectively, representing cash dividends from CSX common stock.

The trustee, The Northern Trust Company, routinely invests Plan assets in the Collective Short-Term Investment Fund of The Northern Trust Company. For the fiscal year ended September 30, 1996, transactions involving this account included 130 purchases with a total cost of $90,100 and 139 sales with a fair value of $100,962. For the fiscal year ended September 30, 1995, transactions involving this account included 314 purchases with a total cost of $190,861 and 348 sales with a fair value of $181,788.

NOTE 7.--PLAN AMENDMENT

The Plan was amended and restated in 1995, retroactive to January 1, 1989, to conform to the provisions of the Tax Reform Act of 1986, as amended, and subsequent statutory and regulatory changes. There was no significant impact on the Plan due to these changes and amendments. The Plan is intended to meet all of the requirements of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended.

NOTE 8--COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for participant distributions processed prior to year-end but not yet paid. In financial statements prepared in accordance with generally accepted accounting principles, such amounts remain net assets available for plan benefits until paid.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
                                                    September 30, 1996
                                                    ------------------

Net assets available for plan
  benefits per the financial statements                   $676,867
Distributions due but unpaid                                  (160)
                                                          --------
Net assets available for plan benefits
  per the Form 5500                                       $676,707
                                                          ========





                                      -12-



           PAGE 13

                  TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                     AND AFFILIATED COMPANIES
                            NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                     (Dollars in Thousands)




NOTE 8--COMPARISON TO FORM 5500--Continued

The following is a reconciliation of distributions made by participants per the financial statements to the Form 5500:

                                                     Fiscal Year Ended
                                                    September 30, 1996
                                                    ------------------
Distributions to participants per the
  financial statements                                    $35,520
Add:  Distributions due but unpaid
  at September 30, 1996                                       160
Less:  Distributions due but unpaid
  at September 30, 1995                                      (265)
                                                          -------
Distributions to participants per the
  Form 5500                                               $35,415
                                                          =======


NOTE 9--SUBSEQUENT EVENTS

Effective October 1, 1996, the RF&P Railway Company Employee Thrift and Investment Plan was merged into the Plan. The merger resulted in a transfer of approximately $8,600 of net assets to the Plan.






















                                     -13-



       PAGE 14



























                                     SUPPLEMENTAL SCHEDULES

             PAGE 15

                                                                                   SCHEDULE 27a
                    TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                    AND AFFILIATED COMPANIES
                         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       September 30, 1996
                                     (Dollars in Thousands)
                                                                                                    Current
         Issuer                                 Description of Investment     Cost       Value
------------------------------------            -------------------------   --------    --------

Guaranteed Investment Contracts
-------------------------------
  Allstate Life Insurance Co.                   GA-5867 Guaranteed
                                                Investment Contract          $ 5,317     $ 5,317

  Allstate Life Insurance Co.                   GA-5547 Guaranteed
                                                Investment Contract            7,954       7,954

  Allstate Life Insurance Co.                   GA-5797 Guaranteed
                                                Investment Contract            4,740       4,740

  Commonwealth Life Insurance Co.               ADA-00602-FR Guaranteed
                                                Investment Contract            6,287       6,287

  Commonwealth Life Insurance Co.               ADA-00614-FR Guaranteed
                                                Investment Contract            4,724       4,724

  Commonwealth Life Insurance Co.               ADA-00645-FR Guaranteed
                                                Investment Contract            9,312       9,312

  Confederation Life Insurance Co.              61895 Guaranteed
                                                Investment Contract            5,733       5,733

  Confederation Life Insurance Co.              62210 Guaranteed
                                                Investment Contract            5,377       5,377

  Hartford Life Insurance Co.                   GA-10131 Guaranteed
                                                Investment Contract            9,355       9,355

  Lincoln National Life Insurance Co.           GA #9736 Guaranteed
                                                Investment Contract            7,302       7,302

  Metropolitan Life Insurance Co.               GA #13920 Guaranteed
                                                Investment Contract           11,538      11,538

  New York Life Insurance Co.                   GA-06699 Guaranteed
                                                Investment Contract           32,045      32,045

  Pacific Investment Management Co.             6.6723 Guaranteed
                                                Investment Contract           22,133      22,133

  Provident Life Insurance Co.                  GC-627-05491-01A Guaranteed
                                                Investment Contract           12,064      12,064

  Prudential Life Insurance Co.                 GA #6497-501 Guaranteed
                                                Investment Contract            7,411       7,411

  Prudential Life Insurance Co.                 GA #6497-502 Guaranteed
                                                Investment Contract            8,929       8,929

  Prudential Life Insurance Co.                 GA #6497-504 Guaranteed
                                                Investment Contract            9,772       9,772

  Prudential Life Insurance Co.                 GA #6497-503 Guaranteed
                                                Investment Contract            5,894       5,894

                                                                            --------    --------
                                                                             175,887     175,887



             PAGE 16

                                                                                    SCHEDULE 27a
                    TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                    AND AFFILIATED COMPANIES
                   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES--Continued
                                     (Dollars in Thousands)
                                                                                        Current
              Issuer                            Description of Investment     Cost       Value
------------------------------------            -------------------------   --------    --------
Mutual Funds
------------

  Fidelity Equity-Income Fund                     1,957,067 shares           $62,801     $80,259
  Vanguard Index Trust-500 Portfolio                938,706 shares            45,808      60,631
  Twentieth Century Select Investors Fund         1,228,525 shares            44,449      49,325
  Twentieth Century Vista Fund                    1,484,522 shares            20,664      24,985
  Morgan Stanley International Equity Fund          978,554 shares            15,107      16,528
                                                                            --------    --------
                                                                             188,829     231,728
 Common Stock
------------

* CSX Corporation                                 4,405,843 shares           112,977     222,484


Collective Trust Fund
---------------------

  American Express Trust
    Collective Income Fund                           277,783 units            11,439      11,613


Loans to Participants
---------------------

* Tax Savings Thrift Plan for Employees Loans, bearing interest at
  of CSX Corporation and Affiliated    the prime rate in effect at
 Companies                            the beginning of the quarter
                                     in which each loan originated            27,284      27,284


Cash Equivalents
----------------

* Collective Short-Term Investment Fund
    of The Northern Trust Company                 4,932,000 shares             4,932       4,932

                                                                            --------    --------
TOTAL                                                                       $521,348    $673,928
                                                                               ========    ========

   * Parties-In-Interest


                PAGE 17

                                                                           SCHEDULE 27d
                          TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                          AND AFFILIATED COMPANIES
                                    SCHEDULE OF REPORTABLE TRANSACTIONS
                                    Fiscal Year Ended September 30, 1996
                                           (Dollars in Thousands)

                                               Purchases                             Sales
                                          -----------------      ----------------------------------------------
                                                                           Value of        Cost   Net
                                                                         Assets Sold on     of    Gain
       Description of Asset                Number     Cost       Number  Transaction Date  Asset (Loss)
       --------------------                ------    ------      ------  ----------------  ----- ------

Category (iii) -- series of securities transactions in excess of 5% of plan assets
----------------------------------------------------------------------------------

CSX Corporation Common Stock Fund              28   $29,862         23      $15,121      $7,605 $7,507

Collective Short-Term Investment Fund
  of The Northern Trust Company               130    90,100        139      100,962     100,962    ---

Vanguard Index Trust-500 Portfolio            166    21,784         93        7,997       6,144  1,853

American Express Trust Collective
  Income Fund                                  13    31,316         20       21,313      21,038    275


There were no category (i), (ii) or (iv) transactions during the fiscal year ended September 30, 1996.


           PAGE 18





                                            SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   TAX SAVINGS THRIFT PLAN FOR EMPLOYEES
                                   OF CSX CORPORATION AND AFFILIATED
                                   COMPANIES

                               By: /s/ JAMES L. ROSS
                                   ----------------------------------------
                                   James L. Ross
                                   Vice President and Controller
                                   CSX Corporation
                                   (Plan Sponsor)

Date:  March 26, 1997
































                                             - 18 -